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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. 1) *



                            HAYWOOD BANCSHARES, INC.
             --------------------------------------------------
                             (Name of Issuer)


                              COMMON STOCK
             --------------------------------------------------
                       (Title of Class of Securities)


                              421334 10 3
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 12 pages
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CUSIP No. 421334 10 3             13G          Page 2 of 12 Pages

1.   NAME OF REPORTING PERSON:
     Haywood Savings Bank, Inc., SSB Employee Stock Ownership
     Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     56-0257082

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ X ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of North Carolina

NUMBER OF       5.    SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       147,749
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:         0
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 147,749

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     147,749

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  12.2%


12.  TYPE OF REPORTING PERSON: EP
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CUSIP No. 421334 10 3             13G          Page 3 of 12 Pages

1.   NAME OF REPORTING PERSON:
     C. Jeff Reece, Jr.

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER          12,000
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       183,749
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:    12,000
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 183,749

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     195,749

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  16.2%



12.  TYPE OF REPORTING PERSON:  IN
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CUSIP No. 421334 10 3             13G          Page 4 of 12 Pages

1.   NAME OF REPORTING PERSON:
     C. Leon Turner

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER              25
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       147,749
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:        25
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 147,749

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     147,774

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  12.2%



12.  TYPE OF REPORTING PERSON:  IN

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CUSIP No. 421334 10 3             13G          Page 5 of 12 Pages

1.   NAME OF REPORTING PERSON:
     Forrest Bryson

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER          16,611
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER         8,000
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:    16,611
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:   8,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     24,611

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [ X ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  2.0%



12.  TYPE OF REPORTING PERSON:  IN

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CUSIP No. 421334 10 3             13G          Page 6 of 12 Pages

1.   NAME OF REPORTING PERSON:
     Johnnie Sue Caldwell

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER           8,966
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER             0
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:     8,966
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:       0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     8,966

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [ X ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.7%



12.  TYPE OF REPORTING PERSON:  IN

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CUSIP No. 421334 10 3             13G          Page 7 of 12 Pages

1.   NAME OF REPORTING PERSON:
     Philip S. Dooly

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER           4,200
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER         8,000
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:     4,200
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:   8,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     12,200

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [ X ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  1.0%



12.  TYPE OF REPORTING PERSON:  IN

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CUSIP No. 421334 10 3             13G          Page 8 of 12 Pages

1.   NAME OF REPORTING PERSON:
     Michael Erwin

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER          11,645
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER         9,000
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:    11,645
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:   9,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     20,645

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [ X ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  1.7%



12.  TYPE OF REPORTING PERSON:  IN

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                              13G              Page 9 of 12 Pages

                 Securities and Exchange Commission
                        Washington, D.C.  20549

ITEM 1(a)  NAME OF ISSUER.
           Haywood Savings Bank, Inc., S.S.B.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           505 North Main Street
           Waynesville, North Carolina  28786

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Haywood Savings Bank, Inc., SSB Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as either ESOP Committee members or trustees of the trust established under the ESOP: C. Jeff Reece, Jr., C. Leon Turner, Forrest Bryson, Johnnie Sue Caldwell, Philip S. Dooly and Michael Erwin.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $1.00 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

    (h)    [x]   Group, in accordance with Rule 13d-
                 1(b)(l)(ii)(H).

Item (a) (b) (c) (d) (e) (g) - not applicable.

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                                  13G        Page 10 of 12 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                  13G        Page 11 of 12 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAYWOOD SAVINGS BANK, INC., S.S.B.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:

     /s/ C. Jeff Reece, Jr.                       February 10, 1997
     __________________________________           _________________
     C. Jeff Reece, Jr., as Trustee               Date


     /s/ C. Leon Turner                           February 13, 1997
     __________________________________           _________________
     C. Leon Turner, as Trustee                   Date


/s/ Forrest Bryson                                February 13, 1997
_________________________________________         _________________
Forrest Bryson, Plan Committee Member             Date

/s/ Johnnie Sue Caldwell                          February 11, 1997
___________________________________________       _________________
Johnnie Sue Caldwell, Plan Committee Member       Date

/s/ Philip S. Dooly                               February 10, 1997
_________________________________________         _________________
Philip S. Dooly, Plan Committee Member            Date

/s/ Michael Erwin                                 February 11, 1997
_________________________________________         _________________
Michael Erwin, Plan Committee Member              Date
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                                  13G        Page 12 of 12 Pages


Exhibit A
---------
                Identification of Members of Group
                ----------------------------------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. The trustees share voting and dispositive powers with the ESOP Committee. Pursuant to
Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, and (ii) shares of common stock of the issuer which have not been allocated shall be voted by the trustee as directed by the ESOP Committee. Pursuant to Section
13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP Committee. Overall, the trustees and the ESOP Committee must exercise their voting and dispositive powers with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.